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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ---------------------------------------
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                     ---------------------------------------

  SEC File Number:  0-9833

   [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

  For Period Ended:         May 31, 1998

  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:
                                 -----------------------

  Read Attached Instruction Sheet Before Preparing Form.  Please
  Print or Type

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            PART I - REGISTRANT INFORMATION

  Full Name of Registrant:      UNIHOLDING CORPORATION
  Former Name if Applicable:

                         96 Spring Street

     -----------------------------------------------------------
     (Address of Principal Executive Office - Street and Number)

                         New York, NY 10012
                  ------------------------------
                    (City, State and Zip Code)

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            PART II - RULES 12b-25(b) and (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form - SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (C) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.


                              PART III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.


          The Registrant has been unable to assemble all of the materials from certain affiliates necessary to effect the filing without unreasonable effort or expense.

                           PART IV - Other Information

(1)  Name and telephone number of person to contact in regard to
this notification: Eugene Cronin, Esq.  (212)     925-2800
                   ----------------------------------------------
                      (Name)              (Area Code) (Telephone Number)

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [x] Yes [ ]No

         The Registrant anticipates significant changes in results of operations because of the following:

         (a) the Clinical Trials spin-off to the shareholders in fiscal 1998 (the net loss of Clinical Trials in fiscal 1997 exceeded $3 million); and

         (b) adjustments made in fiscal 1997 (approximately $23.7 million in UK goodwill and $5.8 million on a UK building) that are not recurring in fiscal 1998; and

         (c) the sale of the United  Kingdom  operations in fiscal 1998,  which,
not  including  the  aforementioned  write-downs,   had  an  operating  loss  of
approximately $400,000 in fiscal 1997.

         Notwithstanding the items listed above, the Registrant is unable to provide a reasonable estimate of the results until it has obtained the missing materials from its affiliates and the auditors' opinion.

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                             UNIHOLDING CORPORATION
                   -------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 1, 1998    /s/Bruno Adam
                           -----------------------------------
                           Bruno Adam, Chief Financial Officer




                            ATTENTION

   Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).